T.	Rowe Price Summit Municipal Funds, Inc.

T.	Rowe Price Summit Municipal Intermediate Fund

As approved by the fund's Board of Directors, the fund has changed its current operating policy on investments in bonds subject to the alternative minimum tax (AMT). The new policy allows the fund to derive only up to 20% of its income from bonds subject to the AMT.